February 24, 2025

VIA EMAIL (Office of Trade & Services CFTradeandServices@sec.gov)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE, Washington, DC 20549

ATTN:Kate Beukenkamp

Re: James Maritime Holdings Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 12, 2025

File No. 333-282424

Dear Ms. Beukenkamp:

Thank you for your comment letter dated February 18, 2025 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1.  We have filed Amendment No. 4 to Form S-1 (the “Form S-1/A”) of James Maritime Holdings Inc. (“JMTM”), which incorporates our responses to your comment.

For your information, we have filed our revised Form S-1/A on the EDGAR system, and have also provided a clean and marked copy to the Staff via email.

Amendment No. 3 to Registration Statement on Form S-1 General.

1.We note your response to prior comment 3, and reissue in part. We note your auditor consent from Bush & Associates now refers to an auditor report dated February 11, 2025, whereas the auditor report from Bush & Associates included in the registration statement is dated June 3, 2024. Please revise accordingly and refile. The consent should refer to the auditor report included in the registration statement.

Response:  We acknowledge the discrepancy between the auditor’s consent and the auditor’s report included in Amendment No. 3 to the Registration Statement. The consent from Bush & Associates incorrectly references an auditor’s report dated February 11, 2025, while the auditor’s report included in the filing is dated June 3, 2024. This was an oversight in updating the consent document.

To resolve this, we have revised the consent to correctly reference the auditor’s report dated June 3, 2024, which is the report included in the registration statement. The corrected consent will be filed as part of an amendment to the registration statement. We confirm that the auditor’s report dated June 3, 2024, remains appropriate for the filing, as it covers the required financial statements. No further amendments beyond this correction are necessary to address this comment.

2.Please revise your disclosure throughout your registration statement where appropriate, including but not limited to your "Our Business" and Management's Discussion and Analysis sections, to provide a current description of your business and reflect the current state of your business operations, activities and product lines as applicable. Specifically, revise to reflect the status of your sales of personal protective equipment under the Gladiator business. We note that it appears you stopped selling these products in mid-2023.

Response:  We have added the following language to clarify:

“It should be noted that there are aspects of the Gladiator Solutions, Inc. operations that have been tied up in litigation and disputes since roughly mid 2023, and therefore remain in a holding pattern subject to the outcome thereof.  Once the litigation involving the Gladiator brands fully resolved, the Company plans to reinvest in the brand name, revamp the product line and relaunch the product line under the established Gladiator brand name, but until such time as these matters are resolved we will maintain the status quo and Gladiator operations will remain highly limited.”

Moreover, we have made numerous changes to the business section of the S-1 to pare back the information pertaining to Gladiator Solutions Inc. and clarify its current status.

Finally, we have added additional financial data to the management discussion and analysis section as it pertains to revenues and cost of sales for the year over year comparison of December 31, 2023 to December 31, 2022.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

Jared P. Febbroriello

JPF/mm

Enclosures

cc:Kip Eardley, President